                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F    / /           Form 40-F   /X/


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes    / /                  No   /X/


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AT&T CANADA INC.
                              (Registrant)


Date: February 6, 2003        By: /s/ Scott Ewart
                                  ----------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                                                          [LOGO]

                AT&T CANADA REPORTS IMPROVED FOURTH QUARTER 2002
                         FINANCIAL AND OPERATING RESULTS

          COMPANY MAINTAINS REVENUE WHILE WORKING THROUGH RESTRUCTURING

                         EBITDA* GROWS TO $80.4 MILLION

      COMPANY ON TRACK TO COMPLETE RESTRUCTURING PLAN AT THE END OF Q1 2003

--------------------------------------------------------------------------------
AT&T Canada will hold a teleconference call at 4:00 p.m. eastern today to discuss its fourth quarter 2002 results. Those wishing to participate should call 1.416.640.1907 ten minutes prior to the start time. A webcast of the call is also available from the Company's website, www.attcanada.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 1.416.640.1917, pass code 233663#.
--------------------------------------------------------------------------------

TORONTO, February 6, 2003 - AT&T Canada Inc., Canada's largest competitor to the incumbent telecom companies, today reported financial and operating results for the fourth quarter 2002.

Q4 FINANCIAL AND OPERATING RESULTS
- Revenues for the three months ended December 31, 2002, of $359.6 million were consistent with third quarter 2002 revenues of $359.9 million. Revenues from Local, Data, Internet, IT Services and Other, represent 62% of the total revenue base versus 59% in fourth quarter 2001. Long Distance revenues represent 38% of the revenue base down from 41% in the same period last year. For the twelve months ended December 31, 2002, revenue totaled $1,488.1 million.

- Local access lines in service decreased by 11,029 year over year, reflecting the strategic re-positioning of the Company's local services business to focus on profitable local line growth. This resulted in a decline in local revenues of 2% from the fourth quarter of 2001. Total local access lines in service at December 31, 2002 were 537,940. The percentage of these lines that are either on-net or on-switch is 54%, up from 50% at the end of 2001. Total revenue from Data and Internet declined by 5% from the same quarter in 2001, primarily the result of industry-wide weakness in enterprise and wholesale data. Revenue from long distance services declined by 17% from the same period last year, the result of a 12% reduction in average price per minute and a 5% decrease in minute volume.

- The Company's earnings before interest, taxes, depreciation and amortization (EBITDA as outlined in the attached supplementary financial information schedule) totaled $80.4 million, representing an improvement of $46.8 million from the fourth quarter 2001. This increase was the result of a gross margin improvement of 950 basis points to 43.6% of revenue, which contributed $22.3 million to the improvement in EBITDA. This increase in Gross Margin was due to savings from recent regulatory changes, including a December decision that resulted in an $11.7 million retroactive adjustment for the interim rate reduction in Digital Network Access fees, lower service costs from operating efficiency gains, and a change in product mix, offset in part by lower revenues. In addition, lower SG&A expenses contributed $24.4 million (after adjusting for the pension expense reduction in quarter four 2001) to the increase in EBITDA, as initiatives to streamline the business improved SG&A efficiency to

     21.3% of revenue, a reduction of 430 basis points. For the twelve months ended December 31, 2002, EBITDA totaled $223.2 million, as compared to $121.0 million for 2001.

- Income from operations for the quarter totaled $19.5 million, compared to a loss from operations of $59.8 million in the fourth quarter of 2001. This $79.3 million improvement is due to lower depreciation and amortization costs of $81.0 million associated with the write-down in the carrying value of property plant and equipment and goodwill, and from increased EBITDA, partially offset by the $31.9 million pension expense adjustment recorded in the fourth quarter of 2001, and the $16.5 million restructuring charge recorded in the fourth quarter of 2002, the result of workforce reductions and facility closures announced on July 29th.

- The Company's Net Loss for the quarter totaled $63.8 million, representing an improvement of $106.9 million from the fourth quarter 2001. This reduction in Net Loss was primarily the result of increased income from operations, and from an increase in the non-cash foreign currency translation gain of $40.5 million.

- Cash on hand at December 31, 2002 was $420.5 million. Reflected in this amount is $225 million of option proceeds received from employees on October 8 pursuant to the closing of the back-end transaction with AT&T Corp., the re-payment in full of the $200 million drawn from the Company's bank credit facility, and cash generated from operating and capital spending efficiencies initiated during the year.

"I AM PLEASED WITH THE CONTINUED PROGRESS WE MADE IN THE FOURTH QUARTER TO IMPROVE THE COMPANY'S OPERATING PROFILE, AND THAT WE ARE EXECUTING AND DELIVERING ON THE THINGS WE SAID WE WOULD," SAID JOHN MCLENNAN, VICE CHAIRMAN AND CEO OF AT&T CANADA. "WE CONTINUE TO DRIVE THE OPERATIONAL EFFICIENCIES AND PRODUCTIVITY GAINS THAT HAVE RESULTED IN A SIXTH CONSECUTIVE QUARTER OF SIGNIFICANT EBITDA GROWTH. AND WHILE WE WORK ACTIVELY TO CONCLUDE OUR RESTRUCTURING, WE CONTINUE TO SELL NEW BUSINESS AND RENEW EXISTING RELATIONSHIPS WITH CANADA'S LEADING BUSINESSES. ALSO DURING THE QUARTER WE ANNOUNCED THAT JOHN
A. MACDONALD HAD JOINED OUR TEAM AS PRESIDENT AND COO. JOHN'S APPOINTMENT BRINGS CONSIDERABLE EXPERIENCE TO THE COMPANY'S MANAGEMENT TEAM, AND IS A CLEAR STATEMENT TO OUR EMPLOYEES, OUR CUSTOMERS AND OUR COMPETITORS THAT WE WILL CONTINUE TO BE A COMPETITIVE FORCE IN THE CANADIAN TELECOM MARKETPLACE."

MR. MCLENNAN CONTINUED, "WITH THIS WE ARE ENTERING THE FINAL STAGE OF OUR STRATEGY TO SOLIDIFY OUR POSITION AS A STRONG AND FULLY INDEPENDENT COMPETITIVE FORCE IN THE CANADIAN TELECOM MARKETPLACE. IN RECENT WEEKS WE HAVE TAKEN TWO SIGNIFICANT STEPS TOWARDS THIS END. FIRST, WE HAVE ESTABLISHED NEW COMMERCIAL AGREEMENTS WITH AT&T CORP., THAT PROVIDE CONTINUITY FOR OUR GLOBAL CONNECTIVITY, TECHNOLOGY PLATFORM AND PRODUCT SUITE, AND MAINTAIN NETWORK TIES BETWEEN THE TWO COMPANIES FOR THE BENEFIT OF CUSTOMERS. AND SECONDLY, WITH THE FILING OF OUR RESTRUCTURING PLAN, WE ARE ON TRACK TO CONCLUDE OUR CAPITAL RESTRUCTURING BY THE END OF THE FIRST QUARTER, FINANCIALLY STRENGTHENED AND POSITIONED FOR LONG TERM SUCCESS."

JOHN MACDONALD, PRESIDENT AND CHIEF OPERATING OFFICER OF AT&T CANADA, ADDED, "THIS COMPANY HAS A TREMENDOUS PLATFORM TO MOVE FORWARD AS ONE OF NORTH AMERICA'S MOST COMPETITIVE TELECOM ENTERPRISES. WE POSSESS ADVANCED TECHNOLOGY, A BLUE CHIP CUSTOMER BASE, AND A FULL SUITE OF ADVANCED MANAGED PRODUCTS AND SERVICES. UPON EMERGING FROM THE CAPITAL RESTRUCTURING PROCESS THIS COMPANY WILL BE BOTH FINANCIALLY AND OPERATIONALLY STRONG, AND WE WILL USE THIS STRENGTH TO BUILD ON OUR POSITION AS THE TELECOM SERVICE PARTNER OF CHOICE FOR CANADIAN BUSINESSES."

OTHER DEVELOPMENTS SUBSEQUENT TO QUARTER END

TRANSITIONAL COMMERCIAL AGREEMENTS IN PLACE WITH AT&T CORP.
- On January 17, 2003, AT&T Canada announced it had successfully established new commercial agreements with AT&T Corp. defining how the companies will serve customers as AT&T Canada transitions to become a fully independent and re-branded Company.

- The new commercial agreements among other things, establish a clear path for AT&T Canada to launch a new brand name by September 9, of 2003, and to cease use of the AT&T brand by no later than December 31, 2003. In addition, these agreements provide a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintain network ties between the two companies for the benefit of customers. These agreements enable AT&T Canada and AT&T Corp. to continue working together on a non-exclusive basis, and provide the Company the ability to forge additional supplier relationships that will enhance its connectivity and product offerings. Also, these arrangements recognize AT&T Corp.'s ability to serve Canadian customers directly, including competing with AT&T Canada.

- The Company's execution of these agreements was ratified by the Ontario Superior Court of Justice on January 17, 2003. The U.S. Bankruptcy Court issued a complementary order on February 6, 2003, and these agreements are now in effect.

- Detailed discussion of these new commercial arrangements can be found in the Company's Restructuring Plan and related Information Circular that is available on AT&T Canada's website, www.attcanada.com.

FILED RESTRUCTURING PLAN
- On January 22, 2003, AT&T Canada announced it had filed its Restructuring Plan and related Information Circular with the Ontario Superior Court of Justice. Concurrently these materials were mailed to bondholders and other affected creditors to solicit their vote of approval at a meeting to be held February 20, 2003. The Restructuring Plan reflects the agreement in principle reached with the financial and legal representatives of a steering committee of AT&T Canada's bondholders announced on October 15, 2002. This Restructuring Plan has been approved by AT&T Canada's Board of Directors, and has the support of the Court-Appointed Monitor and the Company's Restricted Bondholder Committee. The Restricted Bondholder Committee and its financial and legal advisors support the Restructuring Plan as a good result for bondholders, and believe that the implementation of the Restructuring Plan is in the best interests of bondholders, and recommend that bondholders vote in favour of the Restructuring Plan. Under the Restructuring Plan, AT&T Canada's bondholders and other affected creditors will receive their pro rata share of cash in an aggregate amount which is estimated to be approximately $240 million, but which will not be less than $200 million, and 100% of the new equity in the Company, in exchange for all of AT&T Canada's outstanding public debt and affected claims.

- Upon approval of the Restructuring Plan by bondholders and other affected creditors and the Canadian and U.S. Courts, AT&T Canada expects to emerge from the restructuring process at the end of the first quarter 2003, generating positive annual free cash flow, and with no long-term debt. To provide liquidity to its new shareholders under the Restructuring Plan, and to have the potential to access the public equity capital markets, the Company intends to seek a listing on the Toronto Stock Exchange, and the NASDAQ National Market System.

- A new Board of Directors for AT&T Canada will be established upon completion of the Restructuring. The new Board will include some of Canada's top business leaders, including Purdy Crawford, who will continue as Chairman of the Board. For additional detail on the new members of the Board and their respective backgrounds, please review the Plan and Information Circular that is available on AT&T Canada's website, www.attcanada.com.



* EBITDA IS DEFINED AS INCOME/(LOSS) FROM OPERATIONS AFTER ADJUSTING FOR ITEMS THAT ARE NON-RECURRING OR NON-OPERATIONAL IN NATURE. EBITDA IS A MEASURE COMMONLY USED IN THE TELECOMMUNICATIONS INDUSTRY TO ASSIST IN UNDERSTANDING OPERATING RESULTS. THE COMPANY USES EBITDA TO EVALUATE ITS OPERATING RESULTS, AND EACH OF THE ITEMS OUTLINED IN THE ATTACHED SUPPLEMENTARY FINANCIAL INFORMATION SCHEDULE WERE EXCLUDED BECAUSE THEY ARE CONSIDERED TO BE NON-RECURRING OR NON-OPERATIONAL IN NATURE. HOWEVER, EBITDA DOES NOT HAVE A STANDARDIZED MEANING UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(GAAP) AND IS NOT NECESSARILY COMPARABLE TO SIMILAR MEASURES DISCLOSED BY OTHER ISSUERS. ACCORDINGLY, EBITDA IS NOT INTENDED TO REPLACE INCOME/(LOSS) FROM OPERATIONS, NET INCOME/(LOSS) FOR THE PERIOD, CASH FLOW, OR OTHER MEASURES OF FINANCIAL PERFORMANCE AND LIQUIDITY REPORTED IN ACCORDANCE WITH CANADIAN GAAP.


NOTE TO INVESTORS
A number of the matters discussed herein are not historical or current facts, but rather deal with potential future circumstances and developments. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally. Such discussion may materially differ from AT&T Canada's actual future experience involving any one or more of such matters. The operations and results of AT&T Canada's telecommunications business may be subject to the effect of other risks and uncertainties. Factors which could cause results or events to differ materially from current expectations include but are not limited to: the approval and implementation of the Company's restructuring plan under the Companies' Creditors Arrangement Act, there being no assurance that such a restructuring plan will be approved or implemented; the impact of the Company's new commercial arrangement with AT&T Corp., and the potential for early termination of these agreements, or the possibility of not reaching a new master services agreement with AT&T Corp., and the resulting termination of services provided by AT&T Corp.; existing government regulations and changes in, or the failure to comply with, government regulations; the significant indebtedness of the Company; the Company's level of liquidity; the level of expenditures necessary to expand operations, increase the number of customers, provide new services, build and update networks and maintain or improve quality of service; the availability, terms and cost of capital required to fund capital and other expenditures; the duration and extent of the current economic downturn; the possibility of further deterioration in the state of capital markets and the telecommunications industry; current negative trends in global market and economic conditions which impact the demand for, and costs of, products and services; the financial condition and credit risk of customers and uncertainties regarding collectibility of receivables; the rate of decline of prices for data and voice services; uncertainty as to whether AT&T Canada's strategies will yield the expected benefits, synergies and growth prospects; the ability to dispose of or monetize assets; the ability to increase revenues from business segments other than voice services (such as data and Internet services); the Company's ability to access markets, design effective fibre optic routes, install cable and facilities, including switching electronics, interconnect to the Incumbent Local Exchange Carriers' networks, satisfy the obligations imposed on Competitive Local Exchange Carriers by the CRTC and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions; the intensity of competitive activity, and its resulting impact on the ability to retain existing, and attract new customers, and the consequent impact on pricing strategies, revenues and network capacity; the ability to deploy new technologies and offer new products and services rapidly and achieve market acceptance thereof; the impact of adverse changes in laws or regulations or of adverse regulatory initiatives or proceedings and the ability to attract and retain qualified personnel.

This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.

                                     --30--

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:
May Chiarot, 416-345-2342, may.chiarot@attcanada.com

INVESTORS AND ANALYSTS:
Brock Robertson, 416-345-3125, brock.robertson@attcanada.com
Dan Coombes, 416-345-2326, dan.coombes@attcanada.com

AT&T Canada Fourth Quarter 2002 Results
Page     6
February 6, 2003

                                AT&T CANADA INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               (in thousands of dollars, except per share amounts)
                                   (unaudited)

                                                                                 THREE MONTHS ENDED        TWELVE MONTHS ENDED
                                                                                     DECEMBER 31                DECEMBER 31
                                                                                 2002          2001         2002          2001
                                                                                 ----          ----         ----          ----
                                                                                         (Restated (1))              (Restated (1))

Revenue                                                                     $   359,597   $   394,469   $ 1,488,145   $ 1,544,721

Expenses:
         Service costs                                                          202,721       259,980       931,949     1,005,790
         Selling, general and administrative                                     76,471        68,931       333,004       385,966
         Workforce reduction and provision for restructuring                     16,511          --          87,069        21,901
         Write-down of long-lived assets                                           --            --       1,203,196         --
         Depreciation and amortization                                           44,367       125,372       273,142       465,600
                                                                            -----------   -----------   -----------   -----------
                                                                                340,070       454,283     2,828,360     1,879,257
                                                                            -----------   -----------   -----------   -----------

Income(Loss) from operations                                                     19,527       (59,814)   (1,340,215)     (334,536)

Other income (expense):
         Interest income                                                          2,310         3,712         9,193        19,134
         Interest expense                                                      (109,998)     (105,990)     (431,625)     (401,114)
         Foreign exchange gain (loss)                                            33,429        (7,041)      (41,126)      (10,097)
         Reorganization expenses                                                 (7,065)         --          (7,065)        --
         Write-down of long-term investments and other assets                      --            --         (11,855)        --
         Other income (expense)                                                    (180)          438        (2,225)      (10,797)
                                                                            -----------   -----------   -----------   -----------
Loss before provision for income taxes                                          (61,977)     (168,695)   (1,824,918)     (737,410)

Provision for income taxes                                                       (1,792)       (2,002)       (6,741)       (7,965)
                                                                            -----------   -----------   -----------   -----------
Loss for the period                                                             (63,769)     (170,697)   (1,831,659)     (745,375)

Deficit, beginning of period, as previously reported                                                     (1,513,805)     (780,704)

Adjustment related to change in accounting policy for foreign exchange (1)                                  (12,274)        --
                                                                                                        -----------   -----------

Deficit, beginning of period, as restated                                                                (1,526,079)     (780,704)

Adjustment related to change in accounting policy for goodwill (2)                                       (1,530,767)        --
                                                                                                        -----------   -----------
Deficit, end of period                                                                                  $(4,888,505)  $(1,526,079)
                                                                                                        -----------   -----------
                                                                                                        -----------   -----------

Basic & diluted loss per common share                                       $     (0.60)  $     (1.74)  $    (17.95)  $     (7.57)
                                                                            -----------   -----------   -----------   -----------
                                                                            -----------   -----------   -----------   -----------

Weighted average number of common shares outstanding (in thousands)             106,697        98,356       102,047        98,406
                                                                            -----------   -----------   -----------   -----------
                                                                            -----------   -----------   -----------   -----------


(1) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased by nil, ($17.3 million), $23.5 million and $6.1 million, respectively.

(2) Effective January 1, 2002, the Company adopted the CICA Handbook Section 3062, which eliminates the amortization of goodwill and indefinite-life intangible assets. Any transitional impairment loss is recognized as a charge to opening retained earnings to January 1, 2002. Accordingly, the Company's opening deficit at January 1, 2002 has been increased by $1,530.8 million.

AT&T Canada Fourth Quarter 2002 Results
Page 7
February 6, 2003

                                AT&T CANADA INC.
                       SUPPLEMENTARY FINANCIAL INFORMATION
               (in thousands of dollars, except per share amounts)
                                   (unaudited)

                                                                      THREE MONTHS ENDED           TWELVE MONTHS ENDED
                                                                          DECEMBER 31                  DECEMBER 31
                                                                      2002          2001          2002            2001
                                                                      ----          ----          ----            ----

Income (Loss) from operations                                    $    19,527    $   (59,814)   $(1,340,215)   $  (334,536)

Add:
           Depreciation and amortization                              44,367        125,372        273,142        465,600
           Workforce reduction and provision for restructuring        16,511           --           87,069         21,901
           Write-down of long-lived assets                              --             --        1,203,196           --
           Pension valuation allowance                                  --          (31,934)          --          (31,934)
                                                                 -----------    -----------    -----------    -----------
EBITDA (*)                                                       $    80,405    $    33,624    $   223,192    $   121,031
                                                                 -----------    -----------    -----------    -----------
                                                                 -----------    -----------    -----------    -----------








(*) EBITDA is defined as income/(loss) from operations after adjusting for items that are non-recurring or non-operational in nature. EBITDA is a measure commonly used in the telecommunications industry to assist in understanding operating results. The Company uses EBITDA to evaluate its operating results, and each of the items listed above were excluded because they are considered to be non-recurring or non-operational in nature. However, EBITDA does not have a standardized meaning under Canadian generally accepted accounting principles (GAAP) and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

AT&T Canada Fourth Quarter 2002 Results
Page 8
February 6, 2003

                                AT&T CANADA INC.
                           CONSOLIDATED BALANCE SHEETS
                            (in thousands of dollars)
                                   (unaudited)

                                                  DECEMBER 31    DECEMBER 31
                                                     2002            2001
                                                  -----------    -----------
                                                                (Restated (1))
Current assets:
         Cash and cash equivalents                $   420,542    $   537,294
         Accounts receivable                          166,434         70,640
         Other current assets                          23,045         14,154
                                                  -----------    -----------
                                                      610,021        622,088

Property, plant and equipment                         952,699      2,180,773
Goodwill                                                 --        1,639,065
Other assets, net                                      64,550        132,238
Deferred pension asset                                 60,430         45,174
Deferred foreign exchange                                --          114,842
                                                  -----------    -----------
                                                  $ 1,687,700    $ 4,734,180
                                                  -----------    -----------
                                                  -----------    -----------

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities:
         Liabilities not subject to compromise:
             Accounts payable                     $    45,802    $    63,291
             Accrued interest payable                    --           70,004
             Accrued liabilities                      234,549        267,229
             Income taxes payable                       7,056          5,584
             Current portion of capital lease
             obligations                                3,952          1,930
         Liabilities subject to compromise          4,719,591           --
                                                  -----------    -----------
                                                    5,010,950        408,038

Long-term portion of capital lease obligations         16,601         17,661
Long-term debt                                           --        4,655,077
Other long-term liabilities                            47,547         45,110
Deferred foreign exchange                             106,617           --

Shareholders' deficiency
         Common shares                              1,393,994      1,133,664
         Warrants                                         496            709
         Deficit                                   (4,888,505)    (1,526,079)
                                                  -----------    -----------
                                                   (3,494,015)      (391,706)
                                                  -----------    -----------
                                                  $ 1,687,700    $ 4,734,180
                                                  -----------    -----------
                                                  -----------    -----------


(1) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased by nil, ($17.3 million), $23.5 million and $6.1 million, respectively.

AT&T Canada Fourth Quarter 2002 Results
Page 9
February 6, 2003

                                AT&T CANADA INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            (in thousands of dollars)
                                   (unaudited)


                                                                                   THREE MONTHS ENDED      TWELVE MONTHS ENDED
                                                                                        DECEMBER 31              DECEMBER 31
                                                                                    2002       2001         2002         2001
                                                                                    ----       ----         ----         ----
                                                                                           (Restated (1))            (Restated (1))
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
          Loss for the period                                                  $   (63,769)  $(170,697)  $(1,831,659)  $(745,375)

          Adjustments required to reconcile loss to cash flows from
          operating activities:
              Depreciation and amortization                                         44,367     125,372       273,142     465,600
              Write-down of long-lived assets                                         --          --       1,203,228        --
              Write-down of long-term investments and other assets                    --          --          11,855        --
              Accretion of Senior Discount Note interest                            36,667      38,174       156,855     145,148
              Amortization of debt issuance costs                                    2,789       3,198        10,807      15,661
              Amortization of deferred gain on termination of cross-currency
              swaps and forward contracts                                           (7,458)     (1,671)      (16,231)     (4,265)
              Loss on sale of investments                                             --          --           1,502       8,894
              Change in pension plan valuation allowance                              --       (31,934)         --       (31,934)
              Unrealized foreign exchange loss (gain)                              (26,961)      6,059        59,844      12,275
              Other                                                                 (8,468)        617       (16,729)       (571)
                                                                               -----------   ---------   -----------   ---------
                                                                                   (22,833)    (30,882)     (147,386)   (134,567)


              Changes in non-cash working capital                                   42,509      51,065          (823)    191,164
                                                                               -----------   ---------   -----------   ---------
          Net cash generated by (used in) operating activities                      19,676      20,183      (148,209)     56,597

INVESTING ACTIVITIES:
          Acquisitions, net of cash or bank indebtedness acquired                     --          --            --       (43,410)
          Disposition of investments, net of disposition costs                        --          --           2,200       3,580
          Additions to property, plant and equipment                               (22,422)    (76,133)     (143,865)   (419,173)
          Additions (reductions) to other assets                                     1,149      (1,908)        1,355         236
                                                                               -----------   ---------   -----------   ---------
          Net cash generated by (used in) investing activities                     (21,273)    (78,041)     (140,310)   (458,767)


FINANCING ACTIVITIES:
          Issue of share capital, net of issuance costs                            225,377      10,925       259,022      48,243
          Termination of cross-currency swaps and forward contracts                   --        26,700        85,675     150,664
          Draw from (repayment of) credit facility, net                           (200,000)     20,000      (170,000)   (100,000)
          Issues of long term debt                                                    --          --            --       781,959
          Debt issue and credit facility costs                                          (9)       (230)       (1,304)     (6,230)
          Increase (decrease) in other long term liabilities                        (2,649)     17,794        (1,694)     (5,054)
                                                                               -----------   ---------   -----------   ---------
          Net cash generated by (used in) financing activities                      22,719      75,189       171,699     869,582

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                               (159)        407            68       1,295
                                                                               -----------   ---------   -----------   ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    20,963      17,738      (116,752)    468,707
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                     399,579     519,556       537,294      68,587
                                                                               -----------   ---------   -----------   ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                       $   420,542   $ 537,294   $   420,542   $ 537,294
                                                                               -----------   ---------   -----------   ---------
                                                                               -----------   ---------   -----------   ---------


Supplemental Information:

Income taxes paid                                                              $     1,967   $   1,121   $     9,258   $   5,944
Interest paid                                                                  $      --     $  21,745   $   157,931   $ 226,650
Class B non-voting shares issued in acquisitions                               $      --     $    --     $      --     $  44,666
Extinguishment of bonds on termination of swaps                                $    84,866   $    --     $    84,866   $    --


(1) Effective January 1, 2002, the Company adopted the CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign exchange gains and losses on long term monetary items, with retroactive restatement. Accordingly, the Company's loss for the year ended December 31, 2001 has been increased by $12.3 million, and the loss for the three months ended March 31, June 30, September 30 and December 31 have been increased by nil, ($17.3 million), $23.5 million and $6.1 million, respectively.

AT&T Canada Fourth Quarter 2002 Results
Page 10
February 6, 2003

                                AT&T CANADA INC.
                    SELECTED STATISTICAL AND OPERATIONAL DATA

                            DECEMBER 31  SEPTEMBER 30   DECEMBER 31
                               2002          2002          2001
                               ----          ----          ----

REVENUE (IN THOUSANDS)
Data                         $112,706      $110,229      $121,740
Local                          57,477        58,242        58,566
Internet & IT Services         48,900        47,509        47,691
Other                           5,252         7,620         4,328
                             --------      --------      --------
                             $224,335      $223,600      $232,325

Long Distance                 135,262       136,261       162,144
-----------------------      --------      --------      --------
TOTAL                        $359,597      $359,861      $394,469

Capital Expenditures         $ 22,422      $ 10,844      $ 90,799
Access lines in service       537,940       546,592       548,969
Full-time employees             4,039         4,241         5,070